Filed by Charles River Laboratories International, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc Commission File No.: 000-49765

The attached slide presentation may be used by Charles River Laboratories International, Inc. as additional solicitation material in connection with the proposed transaction.

Merger of Charles River Laboratories and Inveresk Research Group Creating a world-leading partner for the pharmaceutical and biotechnology industry July 2004 Charles River Laboratories Inveresk Research

Safe Harbor Statement This presentation includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on Charles River Laboratories’ and Inveresk Research Group’s current expectations and beliefs, and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected co sts; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission reports filed by Charles River Laboratories and Inveresk Research Group. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River Laboratories and Inveresk Research Group. Charles River Laboratories and Inveresk Research Group assume no obligation and expressly disclaim any duty to update information contained in this presentation except as required by law. 2

Regulation G This presentation will include discussion of “non-GAAP financial measures” as that term is defined in Regulation G. For actual results, the most directly comparable GAAP financial measures and information reconciling these non-GAAP financial measures to the combined company’s financial results prepared in accordance with GAAP have been posted on both companies’ websites at www.criver.com and www.inveresk.com. 3

Additional Information This filing may be deemed to be solicitation material in respect of the proposed merger of Charles River Laboratories and Inveresk Research Group, Inc. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com. Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. 4

Strategic Rationale Full-service partner for pharma and biotech - A leader in research models and services - A leader in general and specialty toxicology - World-class clinical development capability High-end products and services from discovery through clinic - Early stage focus Enhanced global market presence Broader strategic platform for growth Strong financial profile 5

Corporate Profile

Name & HQ	Charles River Laboratories International, Inc.; Wilmington, Mass.
Brand Names	Products - Charles River Development Services - Inveresk
Board Representation	9 Charles River / 3 Inveresk
Chairman, President & CEO	James C. Foster
Vice Chairman & CSO	Dr. Walter S. Nimmo
Chief Financial Officer	Thomas F. Ackerman
Divisional Management	Real Renaud – Research Models Mike Ankcorn – Global Pre-Clinical ➢ Dr. Nancy Gillett - U.S. Pre-clinical ➢ Dr. Brian Bathgate - European Pre-clinical ➢ Chris Perkin - Canada Pre-Clinical Alastair McEwan – Global Clinical
Employees	Approx. 7,300 (450 PhDs and DVMs)
Locations	97 locations in 20 countries

6

7 ($ in billions) Source:Wall Street Equity Research. Significant Market Opportunity Significant Market Opportunity $11.4 $12.6 $14.2 $16.5 $18.9 $21.9 $24.9 $0 $5 $10 $15 $20 $25 $30 Global Outsourced R&D 2001 2002 2003E 2004E 2005E 2006E 2007E ’03 - ’07 15.1% CAGR >Global R&D growing at &126;13% >Outsourcing market growing at ~15% Our Market Opportunity: Global Outsourced R&D The Combination Better Positions the Company to Service Customers and Capitalize on Growing Demand

8 IND Program IND Program Nonclinical Development Nonclinical Development NDA Program Clinical Development Clinical Development Drug Discovery & Compound Selection Drug Discovery & Compound Selection Basic Research Basic Research Market Market Research Models Phase I - IV Drug Safety & Toxicology Transgenic and Disease Models & Services Laboratory Sciences Charles River Inveresk Leading Capabilities Across the Drug Leading Capabilities Across the Drug Discovery and Development Pipeline Discovery and Development Pipeline Providing Essential Products and Services Cross-Selling Opportunities

9 46% 42% 12% Research Models & Services Pre- Clinical Clinical Source:Based on Charles River and Inveresk 2003 financial results. Balanced Portfolio Balanced

10 > A leader in research models and services > Produces largest number of widely-used genetically and virally defined research models > Emergence of disease models - Higher growth rate > Mandated by FDA and global regulatory agencies > Key supply source to pre-clinical Research Models Research Models Research Models &Services: 46% of Combined Revenues

Unique Competitive Advantages Unique Competitive Advantages > Global reach > Long-standing customer relationships > Scientific depth > Biosecurity 11

Pre-Clinical A leader in toxicology - Focus on specialty toxicology Strong repeat business Increasing demand for outsourced services Global client base - U.S., Europe and Japan Facilities in U.S., Canada and Europe A leader in operating margins Pre-Clinical: 42% of Combined Revenues 12

Complementary Expanded Pre-Clinical Capabilities Charles River + Inveresk = Full-Service Bioanalytical Chemistry Bioanalytical Chemistry Bioanalytical Chemistry Pharmacology Pharmacology Safety Pharmacology Safety Pharmacology Toxicology Toxicology Toxicology Interventional and Surgical Interventional and Surgical Services Services Outsourced Pathology Outsourced Pathology Biosafety Testing (U.S.) .S.) Biosafety Testing (Europe) Biosafety Testing Central Labs Central Labs Highly Complementary Service Offering 13

The Combined Pre-Clinical Opportunity Expanded capacity to meet increasing demand Capitalize on opportunity in Japan Adoption of best practices Advantage of Inveresk brand - Relationship driven business 14

Clinical Premier Phase I clinic with “first in man” focus Phase I - IV, regulatory services and data management Clinical capability in U.S. & Europe Opportunity to bridge from pre-clinical Clinical: 12% of Combined Revenues 15

Attractive New Growth Platform

> Inveresk’s clinical business enhances the combined preclinical business
- Biotech customer base prefers providers that can offer both preclinical and Phase I services
 o Pull-through strategy
- Clinical business is oriented toward early phases and smaller trials
 o Smaller trial size lowers volatility
> Margin improvement opportunities
> Clinical market represents a solid new growth opportunity
- $6B outsourced market that is expected to grow 13%, with some niche segments experiencing higher growth rates

  16

Diversified Client Base > Links with leading academic and research institutions Other 14% Commercial 86% > Relationships with all large-cap pharma and biotech > Full service partner Commercial to emerging biotech No Client Over 5% of Revenues - High Repeat Business 17 Source: Based on Charles River and Inveresk 2003 management estimates.

Global Footprint Europe 28% USA 54% Japan 6% Canada 12% Global Footprint with Strength in Key Markets 18 Note: Based on geographic location where revenue is generated.

Transaction Highlights

Transaction Summary Offer per Inveresk share 0.48x CRL common shares and $15.15 cash Offer price(1) $38.61 Premium(2) 25.2% Consideration per share(1) 61% stock, 39% cash Pro-forma fully diluted ownership(3)73% Charles River, 27% Inveresk Expected closing In Q4 2004 Required approvals CRL and IRGI shareholders Regulatory Exchange: Ticker NYSE: CRL (1) Based on CRL closing price as of June 30, 2004. (2) Based on IRGI closing price as of June 30, 2004. (3) Assumes conversion of Charles River’s outstanding convertible debt. 20

Strong Combined Financial Profile

                             LTM JUNE 2004
($ in millions)      CRL      IRGI      COMBINED(1)
Sales               $660.1      $303.9      $959.0(2)
   Annual Growth        12%         27%           16%
Gross Profit        259.5       144.5         404.0
   Margin              39%         48%           42%
EBIT                 153.4       46.7         200.2
   Margin               23%        15%           21%
D&A                    31.0      14.6          45.6
EBITDA                184.5      61.3         245.8
   Margin                28%       20%           26%

(1)     Combined financials do not include any synergies.
(2)     Revenues exclude approximately $5 million of inter-company sales.

21

Segment Analysis

                          LTM JUNE 2004
               Pre-Clinical     RMS     Clinical
($ in millions)

Sales
Charles River      $233.8      $426.3           -
Inveresk            176.2           -       127.7
Total              $410.0      $426.3      $127.7

Operating Income (before unallocated corporate overhead) (1)

Charles River      $43.7      $131.8           -
 % Margin             19%         31%          -

 Inveresk           46.6           -        16.1
 % Margin             26%          -          13% Margin Expansion Opportunity

Total              $90.3      $131.8       $16.1
 % Margin             22%         31%         13%

Adopt
Best Practices
(1)     Unallocated corporate overhead for Charles River and Inveresk is $22.1 million and $16.0 million respectively.

 22

Financial Impact > Annualized pre-tax cost savings and synergies of $20m by 2006 - Eliminate public company expenses - Consolidate back office and share services (suppliers, IT, etc.) - Efficiencies in toxicology business (adopt best practices) - Increase inter-company research model purchases > Enhanced revenue growth rate - Capitalize on cross-selling opportunities - Pull-through opportunities 23

Financial Impact (continued)

 Reconciliation of GAAP Earnings to Non-GAAP Earnings

(Dollars in thousands, except for per share data)

      2005      2006

Non-GAAP diluted earnings per share      $2.30 - $2.40      $2.66 - $2.76 (excluding merger-related amortization)

Impact of merger-related amortization      ($0.55)      ($0.33)

GAAP diluted earnings per share      $1.75 - $1.85      $2.33 - $2.43

Amortization of intangibles related to     $57,500      $35,200 the merger (1)

Contract nature of Inveresk’s business results in significant near-term intangible amortization charge, which declines over time

Note: Charles River management believes that non-GAAP financial results provide useful information to investors in being able to assess the Company’s ongoing operations without the effect of merger-related charges. Such information provides investors with the ability to assess the Company’s operating performance. The Company intends to continue 24 to assess the potential value of reporting non-GAAP results consistent with applicable rules and regulations.
(1)     Preliminary estimate to be finalized at close of transaction.

Strong Credit Profile $577 million cash consideration and refinance Inveresk debt of $57 million $500 million committed credit facility - $150 million revolver, five year maturity - $350 million Term Loan A, five year maturity Significant combined cash and marketable securities on hand - $256 million at June ‘04 Estimated pro forma leverage at close: - Senior Debt / EBITDA ~1.7x - Total Debt / EBITDA ~2.4x 25

Summary > Expands portfolio of essential products and services - Expands quality leadership to more services - Drives pull-through between pre-clinical and clinical > Diversified business mix smoothes cyclicality - Participating in entire drug development pipeline > Increases worldwide capacity > Improves operating efficiency > Expands global footprint > Increases income and cash flow generation Combination Provides Key Strategic Benefits to Both Companies 26

CRL Second-Quarter Results 27

Net Sales ($ in millions)
        Growth:  16.7%
       Q2 2003     Q2 2004
       $ 154.4     $180.2
DST    $  51.9     $ 66.9
RMS    $ 102.5     $113.3

        Growth:  15.1%
    YTD 2003    YTD 2004
       $ 306.5     $352.8
DST    $ 100.9     $126.9
RMS    $ 205.6     $226.8
Drivers • Price increases • Increased pharma & bio spending • Foreign exchange • Acquisitions

Operating Income ($ in millions)
             Growth:  26.3%             Growth:  21.6%
              $35.0      $44.2          $68.9       $83.7
DST           $ 7.3      $14.4          $ 8.3       $24.3
RMS     $31.8      $38.0          $69.0       $74.5

Margins:     Q2 2003     Q4 2004     YTD 2003     YTD 2004

Segments:     25.3%      29.1%         25.2%       28.0%
Corporate:    22.7%      24.5%         22.5%       23.7%
Driver • Higher sales • Operating efficiency Note: Segment information excludes unallocated corporate overhead

Earnings Per Share*
Q2 2003   Q2 2004
$0.42     $0.52

YTD 2003  YTD 2004
$0.82     $0.88

    Non-GAAP
YTD 2003  YTD 2004
$0.84     $0.99
*Non-GAAP EPS are adjusted for non-recurring charges See Appendix for reconciliations of Non-GAAP to GAAP results.

Key Financial Statistics
                            2Q 2004        2Q 2003

 Cash & securities       $    246.1     $    195.4
 EBITDA                  $     51.9     $     42.1
 EBITDA Margin                 28.8%          27.3%
 CAPEX                   $      7.3     $      9.2
 Operating cash flow     $     42.3     $     40.3
 Free cash flow          $     35.0     $     31.1
 DSO                             64             63
See Appendix for reconciliations of Non-GAAP to GAAP results. 31

2004 Guidance
                             3Q04          2004

Net sales                  14-16%        12-16%
GAAP EPS                  $0.48-$0.50   $1.79-$1.85
Non-GAAP Diluted EPS      $0.48-$0.50 $1.90-$1.96*
CAPEX                $40M Free cash flow   >$100M
*Before one-time non-cash $0.11 charge related to European restructure

Appendix 33

CHARLES RIVER LABORATORIES INTERNATIONAL, INC. RECONCILIATION OF EARNINGS BEFORE INCOME TAX, DEPRECIATION AND AMORTIZATION (EBITDA) (NON-GAAP) (dollars in thousands)
                                        Three Months Ended                Six Months Ended
                                   June 26, 2004  June 28, 2003   June 26, 2004   June 28, 2003
Operating income                        $44,203          $35,006           $83,720       $ 68,854           Depreciation and amortization             7,696            7,131            15,533         14,056             EBITDA                                  $51,899          $42,137           $99,253       $ 82,910           Total net sales                         $180,193        $154,364          $352,830       $306,489         EBITDA as a percent of net sales            28.8%           27.3%             28.1%          27.1%
Charles River management believes that non-GAAP financial results provide useful information to investors in beingable to assess the Company’s ongoing operations without the effect of one-time charges. Such information providesinvestors with the ability to assess the Company's operating performance. The Company intends to continue to assessthe potential value of reporting non-GAAP results consistent with applicable rules and regulations.

CHARLES RIVER LABORATORIES INTERNATIONAL, INC. RECONCILIATION OF FREE CASH FLOW (NON-GAAP) (dollars in thousands)
                                                    Q1 2004     Q2 2004     YTD 2004

Net cash provided by operating activities     $     25,855    $  42,336   $   68,191
Less: capital expenditures                          (4,525)      (7,342)     (11,867)
Free cash flow                                $     21,330    $  34,994   $   56,324
Charles River management believes that non-GAAP financial results provide useful information to investors in being able to assess the Company’s ongoing operations without the effect of one-time charges. Such information provides investors with the ability to assess the Company’s operating performance. The Company intends to continue to assess the potential value of reporting non-GAAP results consistent with applicable rules and regulations. 35

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
RECONCILIATION OF GAAP EARNINGS TO NON-GAAP EARNINGS
(dollars in thousands, except for per share data)

	Three Months Ended		Six Months Ended	
	June 26, 2004	June 28, 2003	June 26, 2004	June 28, 2003
Net income	$ 26,300	$ 20,561	$ 43,894	$ 39,915
Add back:				
Deferred tax asset write-off	-	-	7,900	-
Valuation allowance release	-	-	(2,111)	-
Impairment charge	-	-	-	3,655
Litigation settlement	-	-	-	(2,908)
Severance charges	-	871	-	871
Tax effect of impairment charge, litigation settlement and severance charges	-	(335)	-	(623)
Net income, excluding specified charges (Non-GAAP)	$ 26,300	$ 21,097	$ 49,683	$ 40,910
Calculation of earnings per common share, excluding specified charges (Non-GAAP):				
Net income for purposes of calculating earnings per share, excluding specified charges (Non-GAAP)	$ 26,300	$ 21,097	$ 49,683	$ 40,910
After-tax equivalent interest expense on 3.5% senior convertible debentures	995	995	1,991	1,991
Income for purposes of calculating fully diluted earnings per share, excluding specified charges (Non-GAAP)	$ 27,295	$ 22,092	$ 51,674	$ 42,901
Weighted average shares outstanding - Basic	46,046,675	45,319,310	45,950,897	45,248,913
Effect of dilutive securities:				
3.5% senior convertible debentures	4,759,455	4,759,455	4,759,455	4,759,455
Stock options and contingently issued restricted stock	1,440,297	747,095	1,294,509	775,189
Warrants	339,860	413,749	337,175	437,429
Weighted average shares outstanding - Diluted	52,586,287	51,239,609	52,342,036	51,220,986
Basic earnings per share	$ 0.57	$ 0.45	$ 0.96	$ 0.88
Diluted earnings per share	$ 0.52	$ 0.42	$ 0.88	$ 0.82
Basic earnings per share, excluding specified charges (Non-GAAP)	$ 0.57	$ 0.47	$ 1.08	$ 0.90
Diluted earnings per share, excluding specified charges (Non-GAAP)	$ 0.52	$ 0.43	$ 0.99	$ 0.84

Charles River management believes that non-GAAP financial results provide useful information to investors in being able to assess the Company's ongoing operations without the effect of one-time charges. Such information provides investors with the ability to assess the Company's operating performance. The Company intends to continue to assess the potential value of reporting non-GAAP results consistent with applicable rules and regulations.